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                                  EXHIBIT 6.44

                    FINDERS AGREEMENT, DATED MARCH 29, 1996,
                    BY AND BETWEEN THE COMPANY AND BRG, INC.



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                           KCD HOLDINGS INCORPORATED
                         2835 TOWNSGATE ROAD, SUITE 110
                       WESTLAKE VILLAGE, CALIFORNIA 91361

                                 March 29, 1996

BRG, Inc.
3741 N.E. 163rd Avenue
Suite 228
N. Miami Beach, FL 33160

RE:      KCD HOLDINGS INCORPORATED

Gentlemen:

    Confirming our conversation, this letter shall set forth the understanding between yourself ("BRG") and KCD Holdings Incorporated ("KCD"), with respect to a potential financing source to be introduced to KCD by BRG. You have indicated that you are familiar with an "accredited investor" (as that term is defined in Regulation D as promulgated under the Securities Act of 1933, as amended) who has expressed an interest to you in purchasing a substantial block of KCD's common stock in a private transaction (hereinafter referred to herein as the "Financing Source").

    You have indicated to KCD that your role in any potential transaction between KCD and the Financing Source would be solely limited to the introduction of said Financing Source to KCD, and that you would not be involved in any negotiations for the placement of the common stock or make any recommendations to said Financing Source concerning same.

    Based on the foregoing, in the event KCD shall complete a transaction with the Financing Source presented to KCD by BRG within six (6) months from the date of introduction, on terms and conditions that are within the sole and absolute discretion of KCD, then KCD agrees to pay BRG as follows:

    1. A cash payment equal to seven percent (7%) of the total amount paid by the Financing Source to KCD for the purchase of common stock in the transaction.

    2. Three percent (3%) of the total amount paid by the Financing Source to KCD for the purchase of common stock in the transaction will be applied to the purchase of KCD common stock by BRG, at the same price paid by the Financing Source in the transaction.

    3. The foregoing payments will be made to BRG upon completion of the final closing of the transaction with the Financing Source.



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March 29, 1996
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    It is understood and agreed that KCD has the right, without any liability to
BRG, to terminate discussions with the Financing Source presented to KCD by BRG for any reason whatsoever at any time. It is agreed that no compensation will be due BRG unless a transaction BRG, Inc. is consummated with the Financing Source and payment received by KCD in accordance with the terms of the transaction.

    This agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the parties with respect to the subject matter hereof. This agreement cannot be modified or changed, nor can any of its provisions be waived, except by a writing signed by all parties. This agreement shall be governed by the laws of the State of California.

    If the foregoing meets with your understanding, kindly acknowledge your acceptance at the place indicated on this letter and on the enclosed copy of this letter. Please return one of the executed letters to me and keep one for your files.

                                Very truly yours,

                                KCD HOLDINGS INCORPORATED




                                Bonnie Richards, Secretary
                                and Director

ACCEPTED AND AGREED TO THIS ____ DAY OF MARCH, 1996:

By:
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Its:
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